EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (No. 333-66626) on Form S-8 of InterDigital, Inc. of our report dated June 23, 2010, with respect to the statements of net assets available for benefits of InterDigital Savings and Protection Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, the related supplemental schedule of assets (held at end of year) as of December 31, 2009, and the related supplemental schedule of reportable transactions for the year then ended, which report appears in the annual report on Form 11-K for the year ended December 31, 2009 of InterDigital Savings and Protection Plan.
/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 23, 2010